SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

TRANSLATION

City of Buenos Aires, April 29, 2022

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Board of Directors Composition and Supervisory

Committee of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of the ByMA Listing Regulations.

Pursuant to the resolutions adopted by the General Ordinary Shareholders’ Meeting and the meeting of the Board of Directors of the Company, both held on April 29, 2022, and according to the By-Laws, the Board of Directors of YPF S.A. is composed as follows:

Title	Name	Class of shares represented	Term

Chairman of the Board of Directors	Pablo Gerardo González	Class D	One fiscal year
Director	Sergio Pablo Antonio Affronti	Class D	One fiscal year
Director	Roberto Luis Monti	Class D	One fiscal year
Director	Norberto Alfredo Bruno	Class D	One fiscal year
Director	Horacio Oscar Forchiassin	Class D	One fiscal year
Director	Ignacio Perincioli	Class D	One fiscal year

Director	Emilio Javier Guiñazú Fader	Class D	One fiscal year
Director	Sebastián Caldiero	Class D	One fiscal year
Director	Ramiro Gerardo Manzanal	Class D	One fiscal year
Director	Héctor Pedro Recalde	Class D	One fiscal year

Director	Celso Alejandro Jaque	Class D	One fiscal year
Director	Demian Tupac Panigo	Class A	One fiscal year
Alternate Director	Gerardo Damián Canseco	Class D	One fiscal year
Alternate Director	Guillermo Rafael Pons	Class D	One fiscal year

Alternate Director	Adrián Felipe Peres	Class D	One fiscal year

Alternate Director	Silvina del Valle Córdoba	Class D	One fiscal year

Alternate Director	Miguel Lisandro Nieri	Class D	One fiscal year

Alternate Director	Sonia Elizabeth Castiglione	Class D	One fiscal year

Alternate Director	María Martina Azcurra	Class D	One fiscal year

Alternate Director	Santiago Martínez Tanoira	Class D	One fiscal year

Alternate Director	Silvia Noemí Ayala	Class D	One fiscal year

Alternate Director	Santiago Álvarez	Class D	One fiscal year

The Supervisory Committee is composed as follows:

Title	Name	Class of shares represented	Term

Member	Horacio Ubaldo Kunstler	Class A	One fiscal year

Member	Raquel Inés Orozco	Class D	One fiscal year

Member	Francisco Daniel González	Class D	One fiscal year

Alternate member	Arturo Jorge Zaera	Class A	One fiscal year

Alternate member	Hebe Cereseto	Class D	One fiscal year

Alternate member	Enrique Alfredo Fila	Class D	One fiscal year

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: April 29, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer